Exhibit 99.1

Brookfield Infrastructure Corporation Announces
Results of Annual Meeting of Shareholders

Brookfield, News, June 24, 2025 – Brookfield Infrastructure Corporation (the “Corporation”) (TSX, NYSE: BIPC) today announced that all nine nominees proposed for election to the board of directors by holders of class A exchangeable subordinate voting shares (“Exchangeable Shares”) and holders of class B multiple voting shares (“Class B Shares”) were elected at the Corporation’s annual meeting of shareholders held on June 24, 2025 in a virtual meeting format. Detailed results of the vote for the election of directors are set out below.

In accordance with the Corporation’s articles, each Exchangeable Share was entitled to one vote per share, representing a 25% voting interest in the Corporation in the aggregate, and the Class B Shares were entitled to a total of 357,116,544 votes in the aggregate, representing a 75% voting interest in the Corporation.

The following is a summary of the votes cast by holders of Exchangeable Shares and Class B Shares, voting together as a single class, in regard to the election of the nine directors:

Director Nominee	Votes For	%	Votes Withheld	%
Jeffrey Blidner	380,986,079	89.21%	46,097,942	10.79%
Malcolm Cockwell	426,768,193	99.93%	315,828	0.07%
William Cox	423,658,771	99.20%	3,425,250	0.80%
Roslyn Kelly	426,478,635	99.86%	605,387	0.14%
John Mullen	424,098,429	99.30%	2,985,592	0.70%
Suzanne Nimocks	426,296,871	99.82%	787,151	0.18%
Daniel Muñiz Quintanilla	426,307,882	99.82%	776,139	0.18%
Anne Schaumburg	425,562,417	99.64%	1,521,605	0.36%
Rajeev Vasudeva	423,664,612	99.20%	3,419,409	0.80%

A summary of all votes cast by holders of the Exchangeable Shares and Class B Shares represented at the Corporation’s annual meeting of shareholders is available on SEDAR+ at https://sedarplus.ca.

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About Brookfield Infrastructure

Brookfield Infrastructure is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, midstream and data sectors across the Americas, Asia Pacific and Europe. We are focused on assets that have contracted and regulated revenues that generate predictable and stable cash flows. Investors can access its portfolio either through Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), a Bermuda-based limited partnership, or Brookfield Infrastructure Corporation (NYSE, TSX: BIPC), a Canadian corporation. Further information is available at https://bip.brookfield.com.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a global alternative asset manager, headquartered in New York with over $1 trillion of assets under management. For more information, go to https://brookfield.com.

Contact Information

Media: John Hamlin Director Communications Tel: +44 204 557 4334 Email: john.hamlin@brookfield.com	Investor Relations: Stephen Fukuda Senior Vice President Corporate Development & Investor Relations Tel: +1 (416) 956-5129 Email: stephen.fukuda@brookfield.com

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